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                 (TELE CELULAR SUL PARTICIPACOES S.A. GRAPHIC)



                       TELE CELULAR SUL PARTICIPACOES S.A.
                        CNPJ/MF NO 02.558.115/0001-21
                             NIRE NO 4130001760-3

                                  MATERIAL FACT


Following the applicable legal provisions, we hereby communicate to the shareholders, the market in general and other interested parties that the management of Tele Celular Sul Participacoes S.A. (the "Company") was informed on the date hereof by Telecom Italia S.p.A. (the "TI"), a company organized and existing under the laws of Italy, the owner of an indirect participation in the share capital of the Company, as follows: (i) 54.94% of the common share capital of TI is held by Olivetti S.p.A. (the "Olivetti"), a company also organized and existing under the laws of Italy, (ii) the extraordinary shareholders meeting of TI held on May 24, 2003 and the extraordinary shareholders meeting of Olivetti held on May 26, 2003 approved the merger by incorporation of TI into Olivetti (Olivetti being the absorbing company in the operation), (iii) Olivetti, upon completion of the merger, with the filing of the relevant acts with the Italian Registry of Companies, will have its corporate name changed to "Telecom Italia S.p.A." and will assume TI's corporate purpose in order to be able to operate in all the sectors in which TI is already active, specially in the telecommunications sector, (iv) upon completion of the merger, Olivetti will succeed TI in all its legal relationships, including the concessions, licenses and administrative authorizations granted to TI, in accordance with the procedures established by the applicable legislation, and (v) as described in the foregoing items, the merger herein mentioned constitutes an internal corporate restructuring within the Telecom Italia Group. Any other material information that may be received by the management of Company about the operation herein mentioned will be opportunely communicated to the market.

                             Curitiba, May 27, 2003.



                            Paulo Roberto Cruz Cozza
                         DIRECTOR OF INVESTOR RELATIONS
                       TELE CELULAR SUL PARTICIPACOES S.A